CEO Presentation Annual General Meeting November 2018 (ASX: IMM, NASDAQ: IMMP) The global leader in developing LAG-3 therapeutics Exhibit 99.1

The purpose of the presentation is to provide an update of the business of Immutep Limited ACN 009 237 889 (ASX:IMM; NASDAQ:IMMP). These slides have been prepared as a presentation aid only and the information they contain may require further explanation and/or clarification. Accordingly, these slides and the information they contain should be read in conjunction with past and future announcements made by Immutep and should not be relied upon as an independent source of information. Please refer to the Company's website and/or the Company’s filings to the ASX and SEC for further information. The views expressed in this presentation contain information derived from publicly available sources that have not been independently verified.  No representation or warranty is made as to the accuracy, completeness or reliability of the information. Any forward looking statements in this presentation have been prepared on the basis of a number of assumptions which may prove incorrect and the current intentions, plans, expectations and beliefs about future events are subject to risks, uncertainties and other factors, many of which are outside Immutep’s control.  Important factors that could cause actual results to differ materially from assumptions or expectations expressed or implied in this presentation include known and unknown risks.  Because actual results could differ materially to assumptions made and Immutep’s current intentions, plans, expectations and beliefs about the future, you are urged to view all forward looking statements contained in this presentation with caution.  Additionally, the INSIGHT investigator sponsored clinical trial described in this presentation is controlled by the lead investigator and therefore Immutep has no control over this clinical trial. This presentation should not be relied on as a recommendation or forecast by Immutep. Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in any jurisdiction. Notice: Forward Looking Statements

2018 Summary Ticker ASX: IMM; NASDAQ: IMMP Ordinary Shares / ADR 71% / 29% Market Cap (12 Nov 18) A$136M Securities on Issue (12 Nov 18) 3.1 billion ordinary shares 8.8 million issued ADRs 1 ADR equals 100 ordinary shares Strong operational and financial progress Continued focus on LAG-3 immunotherapy Progressed the development of four LAG-3 based product candidates for cancer and auto immune disease Reported encouraging interim data for lead product candidate, IMP321 (‘efti’) from TACTI-mel trial Committed partnerships with five of the world’s largest pharmaceutical companies - Merck (MSD), Novartis and GSK, plus Merck (Germany) and Pfizer, along with Eddingpharm (EOC) in China

Highlights of past 12 months Corporate Name change to Immutep to reflect new focus on LAG-3 immunotherapeutics Presentations at SITC, World Immunotherapy Congress, ASCO, Cambridge Healthcare Institutes I-O Summit, Immuno-Oncology Congress conferences 4 new patents granted Board changes Sound financial management R&D cash rebates received from Australian & French schemes ASX Placement and SPP raising A$13.16 million

Highlights of past 12 months Additional AIPAC Phase IIb clinical sites opened and commenced treating patients for randomised phase, recruitment of 160 patients (Nov 1 6, 2018) TACTI- mel Phase I expanded to a fourth cohort due to encouraging interim data & positive safety review INSIGHT (Investigator Initiated Trial study) recruiting patients, Frankfurt, Germany Pre-clinical study successfully completed (IMP761) IND application submitted with FDA granted TACTI-002 Phase II trial preparations ( trial protocol, selecting clinical sites) R&D

Highlights of past 12 months Collaborations Novartis added another three Phase II trials for LAG525 (from IMP701 antibody) Partnership & ARC Linkage grant with Monash University IND in China granted for EOC & start of Phase I New collaboration & supply agreement with Merck & Co (US), adding a new Phase II trial GSK completed Phase I study of G SK2831781 (from IMP731 antibody) Milestone payments from Novartis and EOC Pharma CYTLIMIC ongoing clinical research (efti as part of product) New clinical trial collaboration & supply agreement with Merck KGaA , (Germany) and Pfizer Inc

Revenue and other income FY18 A$7.4M (FY17: A$4.2M) Includes milestone payments from Novartis and EOC Pharma G&A Expenses FY18 A$7.2M (FY17: A$4.3M) Increase due to financings and non cash expenses R&D and IP Expenses FY18 A$10.0M (FY17 A$7.5M) Increase due to advancement of clinical development work for efti and pre-clinical work on IMP761; expanded IP activity Net Loss FY18 A$12.7M (FY17 A$9.4M) The increase was mainly due to the non cash expenses Net cash (outflows) from operating activities A$7.8M (FY17 A$8.5M) Lower net cash outflow compared to FY17 Cash and cash equivalents at the end of the year A$23.5M (FY17 A$ 12.2M) Improved financial position compared to end of FY17 Cash in Bank A$21.1M (31 Oct 18) Cash runway through to end of CY19 with continued focus on disciplined cash management Key Financials FY18

LAG-3 Therapeutic Landscape Overview Immutep is the leader in developing LAG-3 modulating therapeutics Sources: GlobalData, company websites, clinical trials.gov, and sec.gov Information as of November 5, 2018, includes planned and completed trials, includes trials where the company may not be the sponsor Indicates one product; size indicates stage of development, green = product either developed by Immutep or under license from Immutep Indicates No. of patients on trials Phase 1 Preclinical Phase 2 Late stage Total estimated patients* Program Company Phase 1 Preclinical Phase 2 Pivotal Total estimated patients* Program Company Phase 1 Preclinical Phase 2 Pivotal Company Eftilagimod Alpha (IMP321) Incyte Corp. LAG525 (IMP701) MK4280 FS-118 SYM022 425 55 51 F-Star Symphogen A/S Armo Biosciences BI 754111 2 trials MGD013 243 Macrogenics 1 trial 1 trial 1 trial 1 trial 379 B.I. Merck & Co. Inc. 4 trials 3 trials 1 trial 1 trial REGN3767 TSR-033 546 260 1 trial 1 trial Regeneron/ Sanofi Tesaro 906 30 INCAGN02385 Relatlimab 6892 BMS 9 trials 2 trials 10 trials 734 1 trial 2 trials GSK2831781 (IMP731) 67 1 trial 1 trial REGN3767 TSR-033 MGD013 Program IMP761 AM003 1 trial Xencor XmAb-22841

Program Update

Oncology and Autoimmune Pipeline (AGM 2017)

Oncology and Autoimmune Pipeline*

immutep
LAG-3 IMMUNOTHERAPY

Program	Preclinical	Phase I	Phase II	Late Stage	Commercial Rights/Partners
Eftilagimod Alpha (LAG-3Ig or IMP321), APC activating fusion protein	**AIPAC** (Chemo-IO Combo)	→	→	2019	Global Rights: immutep; Chinese Rights: EOC
	TACTI-002 [1] (IO-IO Combo)	→	2019/2020	MERCK INVENTING FOR LIFE	
	INSIGHT-004 [2],[3],[5] (IO-IO Combo)	2019/2020	Pfizer; Merck KGaA, Darmstadt, Germany		
	TACTI-mel (IO-IO Combo)	2018/2019			
	INSIGHT [2] (In situ Immunization)	2018/2019			
IMP731 (Depleting AB)	**Autoimmune Diseases** [4]	→	→		Global Rights: gsk
IMP701 (Antagonist AB)	**IO-IO Combo: solid tumours**	→			Global Rights: NOVARTIS
	IO-IO Combo: solid tumours + blood cancer	→			
	Chemo-IO combo: metastatic breast cancer	→	→		
	IO-IO Combo: melanoma [5]	→	→		
IMP761 (Agonist AB)	**Autoimmune Diseases**				Global Rights: immutep

Notes
* Actual timing of data readouts may differ from expected timing shown above.
(1) In combination with KEYTRUDA® (pembrolizumab) in non-small cell lung carcinoma ("NSCLC") or head and neck carcinoma ("HNSCC"); clinical trial is currently planned and not active.
(2) INSIGHT Investigator Initiated Trial ("IIT") is controlled by lead investigator and therefore Immutep has no control over this clinical trial.
(3) In combination with BAVENCIO® (avelumab).
(4) Reflects completed Phase I study in psoriasis and anticipated Phase II trial in ulcerative colitis.
(5) Clinical trial is currently planned and not active.

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Lead Program Eftilagimod Alpha (IMP321) Update

Eftilagimod Key Characteristics (based on current data): First in class MHCII agonist Excellent safety profile and encouraging efficacy data thus far Potential for use in various combination settings (e.g. IO, chemo, vaccines or in situ immunisation) Estimated favorable (low) cost of goods based on current flat dosing regimen and manufacturing process Opportunities for Eftilagimod Alpha Eftilagimod has the potential to be an ideal combination candidate in oncology therapy that could improve the prognosis for patients

Eftilagimod Alpha in MBC (AIPAC) (chemo-immunotherapy)

immutep
LAG-3 IMMUNOTHERAPY

AIPAC trial (Phase IIb): Active Immunotherapy PACIitaxel, MBC patients, different EU countries

Safety-run in, 15 (6+9) patients, 2 cohorts<< → Stage 2 → Arm 1, *113* patients: paclitaxel + IMP321 / Arm 2, *113* patients: paclitaxel + placebo → Phase IIb, multinational, randomised, double-blind → Run-in: recommended Phase II dose (RP2D) Stage 2: Efficacy (PFS)

Primary Objective	Run-In: Recommended Phase II dose (RP2D) Stage 2: Efficacy (PFS) of paclitaxel + IMP321 vs. paclitaxel + placebo
Other Objectives	Anti-tumor activity, safety and tolerability, pharmacokinetic and immunogenic properties, quality of life of IMP321 plus paclitaxel compared to placebo
Patient Population	Advanced MBC indicated to receive 1st line weekly paclitaxel
Treatment	Run-in: Paclitaxel + IMP321 (6 or 30 mg) Arm 1: Paclitaxel + IMP321 (30 mg) Arm 2: Paclitaxel + Placebo
Countries	NL, BE, PL, DE, HU, UK, FR → overall 30+ sites

Status Report (August 2018)

- ✓ Safety run-in completed successfully
- ✓ Randomised phase started early 2017 with the RP2D (30 mg)
- ✓ Interim-data of safety run-in presented at ASCO 2017
- ✓ To-date, efficacy and safety data in-line with historical control group/ prior clinical trials (Brignone et al Journal Translational Medicine 2010, 8:71)
- ✓ Regulatory approval to conduct trial in 7 EU countries
- ✓ Over 30 sites actively recruiting patients
- ✓ Mid-point of patient enrolment reached (June 2018)
- Primary read out expected in 2019

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Chemo-Immuno-Combo
IO-IO Combo
Vaccine Adjuvant

Efti (IMP321) in Melanoma

TACTI-mel (IO combination) – Trial Design

TACTI-mel = Two ACTive Immunotherapeutics in melanoma

24 patients, 4 cohorts of 6 patients → Efti (IMP321) + anti-PD-1 (Keytruda®) → Phase I, multicenter, open label, dose escalation → Recommended Phase II dose, safety and tolerability

Primary Objective	Recommended dose for Phase II with efti (IMP321) + pembrolizumab Safety + tolerability
Other Objectives	PK and PD of IMP321, response rate, time to next treatment, PFS


Australia

7 sites in Australia

- Part A: efti (IMP321) at 1, 6 and 30 mg s.c. every 2 weeks starting with cycle 5 of pembrolizumab

→ Status: recruitment completed; interim results reported

- Part B: efti (IMP321) at 30 mg s.c. every 2 weeks starting with cycle 1 of pembrolizumab

→ Status: recruitment completed; data expected Q4

- Pembrolizumab (Keytruda®) 2 mg/kg every 3 weeks i.v. part A and B preliminary data, status 17th August 2018

15

Chemo-
Immuno-
Combo
IO-IO
Combo
Vaccine
Adjuvant

Efti (IMP321) – Clinical Development

TACTI-002 Trial Design

immutep
LAG-3 IMMUNOTHERAPY

TACTI-002; a basket trial: Two ACTive Immunotherapeutics in different indications MERCK INVENTING FOR LIFE

Simon 2 stage; 3 indications; up to 110 pts → Efti (IMP321) + Pembrolizumab (Keytruda®) for 12 months + max. of 12 months pembrolizumab monotherapy → Phase II, multi-national (EU + US + AUS), open label → Response rate; PFS, OS, PK, Biomarker; Safety and tolerability

Primary Objective	Response rate (iRECIST)
Other Objectives	Safety, PFS+OS, PK, exploratory biomarker analysis
Patient Population	Part A: 1st line NSCLC, PD-X naive Part B: 2nd line NSCLC, PD-X refractory Part C: 2nd line HNSCC, PD-X naive
Treatment	30 mg Efti (IMP321) s.c. 200 mg Pembrolizumab i.v.

Status Report

- IND in the U.S. granted in July 2018
- Study start expected early 2019
- First data expected mid 2019



12-15 sites in Europe / US / Australia

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Notes
NSCLC – non-small-cell lung cancer, HNSCC – head and neck squamous cell cancer, DMC – data monitoring comittee, PFS – progression free survival, OS – overall survival, PK – pharmacokinetics, PD-X – any PD-1 or PDL-1 treatment

In September 2018, Immutep entered into clinical trial collaboration and supply agreement with Merck KGaA, Darmstadt, Germany and Pfizer Inc., to evaluate the combination of Immutep’s lead immunotherapy product candidate eftilagimod alpha (“efti” or “IMP321”) with avelumab*, a human anti-PD-L1 IgG1 monoclonal antibody, in patients with advanced solid malignancies The planned clinical evaluation will be an amendment to the existing INSIGHT Phase I clinical trial and will evaluate the safety, tolerability and recommended Phase II dose of efti when combined with avelumab in patients with advanced solid malignancies The Institute of Clinical Cancer Research, Krankenhaus Nordwest GmbH in Frankfurt, Germany (“IKF”) will be the sponsor of the clinical trial and it will be conducted under the existing protocol of the ongoing INSIGHT clinical study. Prof. Dr. Salah-Eddin Al-Batran, the lead investigator of INSIGHT and member of Immutep’s clinical advisory board, will continue to be the lead investigator of the trial Collaboration and Supply Agreement Notes * Avelumab is under clinical investigation for treatment of solid malignancies and has not been demonstrated to be safe and effective for these uses. There is no guarantee that avelumab will be approved for solid malignancies by any health authority worldwide

Spin off from NEC, Japan. Est. Dec 2016; aims to develop cancer drugs discovered by artificial intelligence Multiple Material Transfer Agreements Clinical research ongoing with efti as part of their product Eftilagimod Alpha Partnerships Strategic supply partnership for the manufacturing of eftilagimod alpha Through WuXi, Immutep was first company ever to import and use a Chinese manufactured biologic in a European clinical trial Milestone and royalty bearing partnership for Immutep Chinese IND for IMP321 granted in Dec 2017 -> USD1m milestone paid to Immutep EOC, an Eddingpharm spin-off holding the Chinese rights for IMP321 Phase I program in MBC expected to start

IMP761 (Autoimmune Diseases)

Key Characteristics Humanised IgG4 monoclonal antibody First and best in class LAG-3 agonist mAb Mechanism of action: temporarily switches off LAG-3 positive chronically activated T-Cells Development Activities In vitro/ in vivo studies completed (cynomolgus monkey) Cross-reactivity studies completed CHO cell line development for GMP production started in Q3 2018 IMP761 – Agonist mAb IMP761

Outlook

Outlook Immutep is optimistic for the new financial year, expecting to report multiple clinical news flow items and milestones in FY19 and beyond. TACTI-mel final data: H2 2019 (updates beforehand) TACTI-002 early 2019 start in different countries TACTI-002 first data from mid 2019 onwards IMP761 preclinical data: 2019; development updates INSIGHT (avelumab): start in Q.I 2019; first data mid 2019 INSIGHT updates/data from study: throughout 2019 AIPAC first progression free survival data (metastatic breast cancer trial): H2 2019 Potential milestone payments from clinical partners as trials progress Continued expansion of patent portfolio Continued regulatory interaction Ongoing business development activities Clinical Other

Thank you!